CORNERSTONE STRATEGIC VALUE FUND INC.
260 Madison Avenue, 8th Floor
New York, New York 10016

August 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kevin Rupert

Re:	Cornerstone Strategic Value Fund, Inc.
Registration Statement on Form N-2
File Numbers: 333-168927; 811-05150

Ladies and Gentlemen:

On August 18, 2010, Cornerstone Strategic Value Fund, Inc. (the “Registrant”) filed a Registration Statement on Form N-2 (File No.: 333-168927) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), but inadvertently omitted delaying amendment language on the cover page of the Registration Statement.

Pursuant to Rule 473 under the Securities Act of 1933, as amended, the Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Mary Stokes at (215) 569-5530.

Very truly yours,

/s/ Ralph W. Bradshaw
Ralph W. Bradshaw
President & Principal Executive Officer